UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

RAPT THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75382E 109

(CUSIP Number)

Peter Svennilson

The Column Group II, LP

1 Letterman Drive, Building D, Suite DM-900

San Francisco, CA 94129

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 75382E 109

1.	Name of Reporting Person The Column Group II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 1,402,008 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,402,008 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,402,008 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.8% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

The securities are directly held by The Column Group II, LP (“TCG II LP”). The Column Group II GP, LP (“TCG II GP”) is the general partner of TCG II LP and may be deemed to have voting and investment power with respect to these securities. The managing partners of TCG II GP are David Goeddel and Peter Svennilson (collectively, the “TCG II GP Managing Partners”). The TCG II GP Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)

This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2021, filed with the United States Securities and Exchange Commission on August 11, 2021 (the “Form 10-Q”).

CUSIP No. 75382E 109

1.	Name of Reporting Person The Column Group II GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,402,008 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,402,008 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,402,008 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.8% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

The securities are directly held by TCG II LP. TCG II GP is the general partner of TCG II LP and may be deemed to have voting and investment power with respect to these securities. The managing partners of TCG II GP are the TCG II GP Managing Partners. The TCG II GP Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person Ponoi Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 1,599,417 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,599,417 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,599,417 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.4% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

The securities are directly held by Ponoi Capital, LP (“Ponoi LP”). Ponoi Management, LLC (“Ponoi LLC”) is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to these securities. The managing partners of Ponoi LLC are the TCG II GP Managing Partners and Tim Kutzkey (collectively, the “Ponoi Managing Partners”). The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person Ponoi Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,599,417 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,599,417 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,599,417 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.4% (2)
14.	Type of Reporting Person (See Instructions): OO

(1)

The shares are directly held by Ponoi LP. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to these shares. The managing partners of Ponoi LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person Ponoi Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 145,401 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 145,401 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,401 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.5% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

The shares are directly held by Ponoi Capital II, LP (“Ponoi II LP”). Ponoi II Management, LLC (“Ponoi II LLC”) is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to these shares. The managing partners of Ponoi II LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person Ponoi II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 145,401 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 145,401 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,401 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.5% (2)
14.	Type of Reporting Person (See Instructions): OO

(1)

The shares are directly held by Ponoi II LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to these shares. The managing partners of Ponoi II LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person The Column Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 163 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 163 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 163 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0% (2)
14.	Type of Reporting Person (See Instructions): OO

(1)

The shares are directly held The Column Group LLC (“TCG LLC”). The managing members of TCG LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 9,239 (1)
	8.	Shared Voting Power: 3,146,989 (2)
	9.	Sole Dispositive Power: 9,239 (1)
	10.	Shared Dispositive Power: 3,146,989 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,156,228 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.7% (3)
14.	Type of Reporting Person (See Instructions): IN

(1)	Consists of 9,239 shares underlying options to purchase shares of Common Stock held by Peter Svennilson, exercisable within 60 days of this statement.
(2)

Consists of (i) 1,402,008 shares held directly by TCG II LP (ii) 1,599,417 shares held directly by Ponoi LP (iii) 145,401 shares held directly by Ponoi II LP and (iv) 163 shares held directly by TCG LLC. TCG II GP is the general partner of TCG II LP and may be deemed to have voting and investment power with respect to the shares held by TCG II LP. The managing partners of TCG II GP are the TCG II GP Managing Partners. The TCG II GP Managing Partners may be deemed to share voting and investment power with respect to the shares held by TCG II LP. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. The managing partners of each of Ponoi LLC, Ponoi II LLC and TCG LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to the shares held by each of Ponoi LP, Ponoi II LP and TCG LLC.

(3)

This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q, plus 9,239 shares underlying options to purchase shares of Common Stock held by Peter Svennilson, exercisable within 60 days of this statement.

CUSIP No. 75382E 109

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,146,989 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,146,989 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,146,989 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.7% (2)
14.	Type of Reporting Person (See Instructions): IN

(1)

Consists of (i) 1,402,008 shares held directly by TCG II LP (ii) 1,599,417 shares held directly by Ponoi LP (iii) 145,401 shares held directly by Ponoi II LP and (iv) 163 shares held directly by TCG LLC. TCG II GP is the general partner of TCG II LP and may be deemed to have voting and investment power with respect to the shares held by TCG II LP. The managing partners of TCG II GP are the TCG II GP Managing Partners. The TCG II GP Managing Partners may be deemed to share voting and investment power with respect to the shares held by TCG II LP. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. The managing partners of each of Ponoi LLC, Ponoi II LLC and TCG LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to the shares held by each of Ponoi LP, Ponoi II LP and TCG LLC.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person Tim Kutzkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,744,981 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,744,981 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,744,981 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.9% (2)
14.	Type of Reporting Person (See Instructions): IN

(1)

Consists of (i) 1,599,417 shares held directly by Ponoi LP (ii) 145,401 shares held directly by Ponoi II LP and (iii) 163 shares held directly by TCG LLC. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. The managing partners of each of Ponoi LLC, Ponoi II LLC and TCG LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to the shares held by each of Ponoi LP, Ponoi II LP and TCG LLC.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 5 (“Amendment No. 5”) supplements and amends the Schedule 13D relating to shares of common stock, par value $0.0001 per share (the “Common Stock”), of RAPT Therapeutics, Inc., a Delaware corporation (the “Issuer”) that was filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2019 as it was amended by Amendment No. 1 thereto filed with the SEC on February 14, 2020, Amendment No. 2 thereto filed with the SEC on August 26, 2020, Amendment No. 3 thereto filed with the SEC on October 1, 2020, and Amendment No. 4 thereto filed with the SEC on August 30, 2021 (collectively, the “Amended Statement”). Only those items that are reported are hereby amended; all other items reported in the Amended Statement remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Statement. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 5.	Interest in Securities of the Issuer

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original 13D is hereby amended as follows:

(a) and (b) See Items 7-11 of the cover pages of this Amendment No. 5.

(c) On September 10, 2021, TCG II LP effected a pro rata distribution without additional consideration of 1,166,666 shares of Common Stock to (i) TCG II GP LP, its general partner and (ii) its limited partners. TCG II GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members (the “Distribution”).

On September 10, 2021, TCG LLC received 72 shares in the Distribution.

On September 10, 2021, Peter Svennilson received 84,307 shares in the Distribution.

On September 10, 2021, David V. Goeddel received 84,307 shares in the Distribution.

On September 10, 2021, Timothy Kutzkey received 48,652 shares in the Distribution.

On September 10, 2021, Peter Svennilson sold 7,320 Common Shares at a weighted average price per share of $35.1875 for aggregate proceeds of approximately $257,572.50.

On September 10, 2021, David V. Goeddel sold 7,187 Common Shares at a weighted average price per share of $35.1941 for aggregate proceeds of approximately $252,939.99.

On September 10, 2021, Timothy Kutzkey sold 7,231 Common Shares at a weighted average price per share of $35.1949 for aggregate proceeds of approximately $254,494.32.

On September 13, 2021, Peter Svennilson sold 4,726 Common Shares at a weighted average price per share of $35.2713 for aggregate proceeds of approximately $166,692.16.

On September 13, 2021, David V. Goeddel sold 4,803 Common Shares at a weighted average price per share of $35.2506 for aggregate proceeds of approximately $169,308.63.

On September 13, 2021, Timothy Kutzkey sold 4,788 Common Shares at a weighted average price per share of $35.2845 for aggregate proceeds of approximately $168,942.19.

On September 14, 2021, Peter Svennilson sold 1,400 Common Shares at a weighted average price per share of $35.7071 for aggregate proceeds of approximately $49,989.94.

On September 14, 2021, Peter Svennilson sold 29,634 Common Shares at a weighted average price per share of $36.7869 for aggregate proceeds of approximately $1,090,142.99.

On September 14, 2021, Peter Svennilson sold 25,351 Common Shares at a weighted average price per share of $37.2705 for aggregate proceeds of approximately $944,844.44.

On September 14, 2021, David V. Goeddel sold 1,700 Common Shares at a weighted average price per share of $35.7732 for aggregate proceeds of approximately $169,308.63.

On September 14, 2021, David V. Goeddel sold 42,151 Common Shares at a weighted average price per share of $36.9160 for aggregate proceeds of approximately $1,556,046.32.

On September 14, 2021, David V. Goeddel sold 10,807 Common Shares at a weighted average price per share of $37.3148 for aggregate proceeds of approximately $403,261.0436.

On September 14, 2021, Timothy Kutzkey sold 1,496 Common Shares at a weighted average price per share of $35.7466 for aggregate proceeds of approximately $53,476.9136.

On September 14, 2021, Timothy Kutzkey sold 32,211 Common Shares at a weighted average price per share of $36.8528 for aggregate proceeds of approximately $1,187,065.54.

On September 14, 2021, Timothy Kutzkey sold 2,926 Common Shares at a weighted average price per share of $37.3062 for aggregate proceeds of approximately $109,157.94.

On September 15, 2021, Peter Svennilson sold 11,476 Common Shares at a weighted average price per share of $37.2138 for aggregate proceeds of approximately $427,065.57.

On September 15, 2021, Peter Svennilson sold 4,400 Common Shares at a weighted average price per share of $ 37.6732 for aggregate proceeds of approximately $165,762.08.

On September 15, 2021, David V. Goeddel sold 12,939 Common Shares at a weighted average price per share of $37.2234 for aggregate proceeds of approximately $481,633.57.

On September 15, 2021, David V. Goeddel sold 4,720 Common Shares at a weighted average price per share of $37.7028 for aggregate proceeds of approximately $177,957.22.

(d) Under certain circumstances set forth in the respective limited partnership agreements of each of TCG II LP, Ponoi LP and Ponoi II LP (the “Funds”), the respective general partners and limited partners of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2021

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

THE COLUMN GROUP, LLC

By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Tim Kutzkey

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of David V. Goeddel